Giovanni Caruso Partner
345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

June 28, 2022

Austin Wood Mary Beth Breslin Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Health Sciences Acquisitions Corporation 2
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2022
File No. 001-39421

Dear Austin:

On behalf of our client, Health Sciences Acquisitions Corporation 2, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 27, 2022 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Contemporaneously, the Company is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed June 21, 2022

Los Angeles	New York	Chicago	Nashville	Washington, DC	San Francisco	Beijing	Hong Kong	www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Austin Wood June 28, 2022 Page 2

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the Company advises that the sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person.

Please call me at 212 407-4866 if you would like additional information with respect to the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner, Loeb & Loeb LLP

Copy:	Alice Lee
Health Sciences Acquisitions Corporation 2